United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITY EXCHANGE ACT OF 1934

Commission file number 1-8422

         A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Financial Corporation 401(k)
Savings And Investment Plan
c/o Countrywide Financial Corporation
Human Resources: Benefits Department
               MSN: RM-56
               1515 Walnut Grove Avenue
               Rosemead, CA 91770-3710

         B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Countrywide Financial Corporation 4500 Park Granada Calabasas, CA 91302 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Countrywide Financial Corporation 401(k) Savings and Investment Plan S/ Angelo R. Mozilo Chairman, Chief Executive Officer and President Countrywide Financial Corporation

Date: June 20, 2003

Financial Statements and Report of Independent Certified Public Accountants COUNTRYWIDE FINANCIAL CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN December 31, 2002 and 2001

C O N T E N T S

                                                                                              Page
                                                                                              ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                              3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          BENEFITS - DECEMBER 31, 2002 and 2001                                                 4

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 2002                                                                              5

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 2001                                                                              6

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 2000                                                                              7

NOTES TO FINANCIAL STATEMENTS                                                                   8

SUPPLEMENTAL SCHEDULE REQUIRED BY FORM 5500

      ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 2002
                                                                                               16

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trustees
Countrywide Financial Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ GRANT THORNTON LLP

Los Angeles, California
June 20, 2003

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollar amounts in thousands)

                                                                     December 31,
                                                         ------------------------------------
                                                               2002                2001
                                                         -----------------    ---------------

Investments
    Participant directed investments                      $    153,213        $     127,104
    Countrywide Financial Corporation Common Stock  *           81,884               59,387
                                                         -----------------    ---------------
         Total investments                                     235,097              186,491
                                                         -----------------    ---------------
Receivables:
    Employer's contribution                                      5,092                2,926
    Participants' contribution                                   2,166                1,797
                                                         -----------------    ---------------
         Total receivables                                       7,258                4,723
                                                         -----------------    ---------------
         Net assets available for benefits                $    242,355         $    191,214
                                                         =================    ===============

         * Party-in-interest

The accompanying notes are an integral part of these statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002
(Dollar amounts in thousands)

                                           Participant         Non-Participant
                                            Directed:             Directed:
                                           Consolidated           CFC                 Contributions
                                           Investments          Common Stock           Receivable            Total
                                          ---------------    --------------------    ----------------    ---------------
Additions:
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
        fair value of investments             $ (23,521)        $     16,736          $         -         $    (6,785)
     Interest                                       751                   82                    -                 833
     Dividends                                    2,431                  145                    -               2,576
                                          ---------------    --------------------    ----------------    ---------------
                                                (20,339)              16,963                    -              (3,376)
                                         ---------------    --------------------    ----------------    ---------------
   Contributions:
     Participants'                               46,199                  789                2,166              49,154
     Employer's                                     376               14,255                5,092              19,723
                                          ---------------    --------------------    ----------------    ---------------
                                                 46,575               15,044                7,258              68,877
                                          ---------------    --------------------    ----------------    ---------------
         Total additions                         26,236               32,007                7,258              65,501
                                          ---------------    --------------------    ----------------    ---------------
Deductions:
Deductions from net assets attributed to:
   Benefits paid to participants                (10,584)              (3,724)                   -             (14,308)
   Administrative expenses                          (51)                  (1)                   -                 (52)
                                          ---------------    --------------------    ----------------    ---------------
         Total deductions                       (10,635)              (3,725)                   -             (14,360)
                                          ---------------    --------------------    ----------------    ---------------
         Net increase prior to inter-fund
          transfer                               15,601               28,282                7,258              51,141

Inter-fund transfers                             10,508               (5,785)              (4,723)                  -
                                          ---------------    --------------------    ----------------    ---------------
         Net increase                            26,109               22,497                2,535              51,141
Net assets available for benefits:
   Beginning of year                            127,104               59,387                4,723             191,214
                                          ---------------    --------------------    ----------------    ---------------

       End of year                            $ 153,213         $     81,884          $     7,258        $    242,355
                                          ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001
(Dollar amounts in thousands)

                                          Participant         Non-Participant
                                           Directed:             Directed:
                                          Consolidated             CFC              Contributions
                                          Investments          Common Stock           Receivable            Total
                                         ---------------    --------------------    ----------------    ---------------
Additions:
Additions to net assets attributed to:
   Investment income:
     Net depreciation in fair value of
       investments                         $   (18,165)        $    (12,955)         $         -        $    (31,120)
     Interest                                    1,859                   22                    -               1,881
     Dividends                                       -                  541                    -                 541
                                         ---------------    --------------------    ----------------    ---------------
                                               (16,306)             (12,392)                   -             (28,698)
                                         ---------------    --------------------    ----------------    ---------------
   Contributions:
     Participants'                              30,501                2,064                1,797              34,362
     Employer's                                      -                7,387                2,926              10,313
                                         ---------------    --------------------    ----------------    ---------------
                                                30,501                9,451                4,723              44,675
                                         ---------------    --------------------    ----------------    ---------------
         Total additions                        14,195               (2,941)               4,723              15,977
                                         ---------------    --------------------    ----------------    ---------------
Deductions:
Deductions from net assets attributed to:
   Benefits paid to participants               (11,975)              (1,300)                   -             (13,275)
   Administrative expenses                         (54)                   -                    -                 (54)
                                         ---------------    --------------------    ----------------    ---------------
         Total deductions                      (12,029)              (1,300)                   -             (13,329)
                                         ---------------    --------------------    ----------------    ---------------
         Net increase (decrease) prior to
          inter-fund transfer                    2,166               (4,241)               4,723               2,648

Inter-fund transfers                             6,327               (3,576)              (2,751)                  -
                                         ---------------    --------------------    ----------------    ---------------
         Net increase (decrease)                 8,493               (7,817)               1,972               2,648
Net assets available for benefits:
   Beginning of year                           118,611               67,204                2,751             188,566
                                         ---------------    --------------------    ----------------    ---------------

   End of year                             $   127,104         $     59,387          $     4,723        $    191,214
                                         ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2000
(Dollar amounts in thousands)

                                           Participant         Non-Participant
                                            Directed:             Directed:
                                           Consolidated             CFC              Contributions
                                           Investments          Common Stock           Receivable            Total
                                          ---------------    --------------------    ----------------    ---------------
Additions:
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
fair value of investments                      $(10,800)             $32,815              $     -             $22,015
     Interest                                       608                   24                    -                 632
     Dividends                                        -                  491                    -                 491
                                          ---------------    --------------------    ----------------    ---------------
                                                (10,192)              33,330                    -              23,138
                                          ---------------    --------------------    ----------------    ---------------
   Contributions:
     Participants'                               26,843                1,423                1,084              29,350
     Employer's                                       -                5,814                1,667               7,481
                                          ---------------    --------------------    ----------------    ---------------
                                                 26,843                7,237                2,751              36,831
                                          ---------------    --------------------    ----------------    ---------------
         Total additions                         16,651               40,567                2,751              59,969
                                          ---------------    --------------------    ----------------    ---------------
Deductions:
Deductions from net assets attributed to:
   Benefits paid to participants                (14,545)                (603)                   -             (15,148)
   Administrative expenses                          (50)                   -                    -                 (50)
                                          ---------------    --------------------    ----------------    ---------------
         Total deductions                       (14,595)                (603)                   -             (15,198)
                                          ---------------    --------------------    ----------------    ---------------
         Net increase prior to inter-fund
          transfer                                2,056               39,964                2,751              44,771

Inter-fund transfers                              4,023               (1,130)              (2,893)                  -
                                          ---------------    --------------------    ----------------    ---------------
         Net increase (decrease)                  6,079               38,834                 (142)             44,771
Net assets available for benefits:
   Beginning of year                            112,532               28,370                2,893             143,795
                                          ---------------    --------------------    ----------------    ---------------

   End of year                                 $118,611              $67,204               $2,751            $188,566
                                          ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan, previously named the Countrywide Financial Corporation Tax Deferred Savings and Investment Plan, (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all full-time employees of the Company who have completed at least three months of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may contribute up to 40 percent (16 percent in 2001) of pretax annual compensation, as defined in the Plan. Participants may also contribute, at the discretion of the Plan administrator, amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the participant contributions up to a maximum of 6 percent of the participants’ base compensation, as defined in the Plan. Contributions are subject to certain limitations. During the years ended December 31, 2002, 2001 and 2000 the Company’s matching contribution was made in Company common stock.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

NOTE A - DESCRIPTION OF PLAN - Continued

5. Investment Options

Prior to April 1, 2002, upon enrollment in the Plan, a participant could direct employee contributions in one percent increments in any of the eleven investment options. At April 1, 2002 the Company transitioned the Plan from Scudder Investments to Fidelity Investments. The current balances at Scudder Investments at that date were mapped to similar investments at Fidelity Investments (in parentheses):

1.	Scudder Income Fund (PIMCO Total Return Fund) - Funds are generally invested in corporate bonds, convertible bonds and government securities. The primary earnings focus is on long-term interest income.

2.	Scudder Growth & Income Fund (Fidelity Equity-Income Fund) - Funds are generally invested in common and preferred stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

3.	Scudder International Fund (Fidelity Diversified International Fund) - Funds are generally invested in a diversified portfolio of foreign stocks. The primary earnings focus is on capital appreciation with a diversified portfolio to hedge against currency fluctuation risk.

4.	Scudder Stock Index Fund (Spartan U.S. Equity Index Fund) - Funds are invested in Standard and Poor's 500 stocks or in other mutual funds that mirror the S&P 500. The primary earnings focus is on capital appreciation.

5.	AXP Mutual Fund (Fidelity Freedom Funds) - Funds are generally invested in a combination of long-term equities, a majority of which are in common stocks, and the remainder in preferred stocks, bonds and other debentures. The primary earnings focus is on long-term income.

6.	AXP New Dimensions Fund (no change) - Funds are generally invested in stocks of companies that have the potential for significant growth based on technological or economic changes. The primary earnings focus is on capital appreciation.

7.	Touchstone Institutional Government Income Fund (Fidelity Retirement Money Market Portfolio) - Funds are invested in short-term obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. The primary earnings focus is on short-term income consistent with protection of capital.

8.	Touchstone Equity Fund (TCW Galileo Select Equities Fund) - Funds are invested primarily in common stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - DESCRIPTION OF PLAN - Continued

9.	Touchstone Intermediate Term Government Income Fund (PIMCO Total Return Fund) - Funds are invested in a portfolio of intermediate-term U.S. government obligations. The primary earnings focus is on short-term income consistent with protection of capital.

10.	Touchstone Growth and Value Fund (no change) - Funds are invested in common stocks and other equity securities. The primary earnings focus is on long-term capital appreciation.

11.	Countrywide Financial Corporation Common Stock - Funds are invested in Countrywide Common Stock. Up to 50% of a Participant's balance in the Plan, at the time of investment, may be invested in this fund. The Trustee will use such contributions to purchase on the open market shares of Countrywide Common Stock. Purchases and sales will be made periodically during any trading day and all purchases and sales of shares of Countrywide Common Stock will be made by the Trustee at the then prevailing market prices. Transactions will be effected for Participants in the order in which their requests are received. Ordinarily transactions will be effected on the day the request is received. However, transactions may be effected on subsequent days if the Trustee is unable to effect the transaction on the date the request is received or otherwise determines it is appropriate to do so. Participant accounts will be charged for the brokerage costs and related fees incurred in connection with purchases and sales of shares of Countrywide Common Stock.

Subsequent to April 1, 2002, upon enrollment in the Plan, a participant could direct employee contributions in one percent increments in any of the twelve investment options.

1.	Fidelity Retirement Money Market Portfolio - Funds are invested in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements. The primary earnings focus is on current income and preservation of capital and liquidity.

2.	PIMCO Total Return Fund - Funds are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign. The primary earnings focus is on long-term interest income.

3.	Alliance Growth and Income Fund - Funds are invested primarily in dividend-paying common stocks of large, well-established "blue-chip" companies. The earnings focus is on income and capital appreciation.

4.	Fidelity Equity-Income Fund - Funds are invested in income-producing equity securities and may potentially invest in other types of equity and debt securities, including lower-quality debt securities. The earnings focus is on income and capital appreciation.

5.	Spartan U.S. Equity Index Fund - Funds are invested in common stocks included in the S&P 500. The earnings focus is on capital appreciation and income.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - DESCRIPTION OF PLAN - Continued

6.	AXP New Dimension Fund - Funds are generally invested in stocks of companies that have the potential for significant growth based on technological or economic changes. The primary earnings focus is on capital appreciation.

7.	TCW Galileo Select Equities Fund - Funds are invested in the common stock of larger companies. The primary earnings focus is on capital appreciation.

8.	Touchstone Growth/Value Fund - Funds are invested in common stocks and other equity securities. The primary earnings focus is on long-term capital appreciation.

9.	Wasatch Small Cap Growth Fund - Funds are invested in common stocks of companies with market capitalizations of less than $1.5 billion. The primary earnings focus is on capital appreciation.

10.	Fidelity Diversified International Fund - Funds are invested in foreign securities, primarily common stocks. The primary earnings focus is on capital appreciation.

11.	Countrywide Stock Fund - Funds are invested in Countrywide Common Stock. Up to 50% of a Participant's balance in the Plan, at the time of investment, may be invested in this fund. The Trustee will use such contributions to purchase on the open market shares of Countrywide Common Stock. Purchases and sales will be made periodically during any trading day and all purchases and sales of shares of Countrywide Common Stock will be made by the Trustee at the then prevailing market prices. Transactions will be effected for Participants in the order in which their requests are received. Ordinarily transactions will be effected on the day the request is received. However, transactions may be effected on subsequent days if the Trustee is unable to effect the transaction on the date the request is received or otherwise determines it is appropriate to do so. Participant accounts will be charged for the brokerage costs and related fees incurred in connection with purchases and sales of shares of Countrywide Common Stock.

12.	Fidelity Freedom Funds (Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund) - Funds are invested in a blend of stocks, bonds and short-term investments. The primary earnings focus is on income and capital appreciation.

From the transition period of March 20, 2002 until April 26, 2002 participants could not make changes to their investment options. At all other times participants may change their investment options at any time.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN - Continued

6.	Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Current interest rates of participant loans receivable range from seven percent to twelve percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

7.	Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. However, if the participant’s total vested benefit value is less than $5,000, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

8.	Forfeited Matching Contributions

Forfeited non-vested matching contributions were $1,237,312 during the year ended December 31, 2002. These forfeitures were used to reduce the Company matching contribution. Of the amounts forfeited during the year, an amount of $1,032,337 had not yet been used to reduce the Company matching contribution at December 31, 2002.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The employer pays administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid for by participants who have loans.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

2.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates estimated fair value.

3.	Payment of Benefits

Benefits are recorded when paid.

4.	Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The Plan’s investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

                                          December 31, 2002
                                                                       (Dollar amount in thousands)
---------------------------------------------------------------------------------------------------
              Investment Name                  Investment Description             Fair Value
-----------------------------------------     ------------------------------    ---------------

  Countrywide Financial Corporation,
   Common Stock  *                            Stock                             $     81,884
  PIMCO Total Return Fund                     Mutual Fund                             24,734
  Fidelity Retirement Money Market            Money Market Mutual
     Portfolio                                  Fund                                  24,206
  Spartan U.S. Equity Index Fund              Mutual Fund                             19,898
  Fidelity Equity-Income Fund                 Mutual Fund                             19,666
  AXP New Dimensions Fund                     Mutual Fund                             15,278
   Touchstone Growth and Value Fund           Mutual Fund                             12,610
  Other                                       Various                                 36,821
                                                                                ---------------
          Total investments                                                       $   235,097
                                                                                ===============

      * Nonparticipant-directed

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - INVESTMENTS – Continued

                                           December 31, 2001

                                                                         (Dollar amount in thousands)
-----------------------------------------------------------------------------------------------------
               Investment Name                   Investment Description             Fair Value
-------------------------------------------     ------------------------------    ---------------
   Countrywide Financial Corporation,
    Common Stock  *                             Stock                             $     59,387
   Scudder Stock Index Fund                     Common Collective Trust                 19,947
   Scudder Growth & Income Fund                 Mutual Fund                             19,526
   AXP New Dimensions Fund                      Mutual Fund                             17,180
   Touchstone Institutional Government
       Income Fund                              Money Market Fund                       16,153
   Touchstone Growth and Value Fund             Mutual Fund                             14,149
   Scudder Income Fund                          Mutual Fund                             11,242
   Other                                        Various                                 28,907
                                                                                  ---------------
          Total investments                                                       $    186,491
                                                                                  ===============

         * Nonparticipant-directed

Subsequent to December 31, 2002, the investments held by the Plan may have experienced a change in value due to market conditions. The investments are subject to inherent market risk and interest rate risk; therefore, the value may continually fluctuate to reflect current market conditions.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

REQUIRED BY FORM 5500

Countrywide Financial Corporation
401(k) Savings and Investment Plan
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

(Dollar amounts in thousands)

                                                    Description                              Current
             Identity of Investment                of Investment             Cost             Value
-------------------------------------------    -----------------------  ---------------    -------------

Countrywide Financial Corporation
  Common Stock                                 Stock                    $    65,920        $    81,884
Spartan U.S. Equity Index Fund                 Mutual Fund                   24,615             19,898
PIMCO Total Return Fund                        Mutual Fund                   24,413             24,734
Fidelity Retirement Money Market               Money Market Mutual
   Portfolio                                      Fund                       24,206             24,206
Fidelity Equity-Income Fund                    Mutual Fund                   23,817             19,666
Touchstone Growth and Value Fund               Mutual Fund                   18,860             12,610
Fidelity Diversified International Fund        Mutual Fund                   11,273             10,076
AXP New Dimensions Fund                        Mutual Fund                   10,840             15,278
Participant loans receivable                   Participants' loans            8,792              8,792
Fidelity Freedom 2030 Fund                     Mutual Fund                    3,897              3,422
Fidelity Freedom 2020 Fund                     Mutual Fund                    3,701              3,321
Wasatch Small Cap Growth Fund                  Mutual Fund                    3,629              3,350
TCW Galileo Select Equities Fund               Mutual Fund                    2,994              2,321
Fidelity Freedom 2010 Fund                     Mutual Fund                    2,747              2,561
Alliance Growth and Income Fund                Mutual Fund                    1,243              1,082
Fidelity Freedom 2040 Fund                     Mutual Fund                      915                825
Fidelity Freedom 2000 Fund                     Mutual Fund                      565                555
Fidelity Freedom Income Fund                   Mutual Fund                      518                516
                                                                        ---------------    -------------
Total assets held for investment purposes                               $   232,945         $  235,097
                                                                        ===============    =============